TINYB CHOCOLATE, LLC

LIMITED LIABILITY COMPANY AGREEMENT

July 21, 2016

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS 1
1.1 Definitions....1

ARTICLE II FORMATION OF LIMITED LIABILITY COMPANY....9
2.1 Formation....9
2.2 Name and Principal Place of Business....9
2.3 Agreement....9
2.4 Business....9
2.5 Definitions....10
2.6 Term....10

ARTICLE III MEMBERS AND INTERESTS....10
3.1 Units Generally....10
3.2 Classes of Units; Incentive Plans....10
3.3 Members....11
3.4 Representations and Warranties....11
3.5 Additional Members....13
3.6 Resignation or Withdrawal of a Member....14
3.7 Meetings of the Members....14
3.8 Action by Written Consent....15
3.9 Limited Liability of Members....16
3.10 Members Access to Certain Information....16
3.11 General Voting Rights....16
3.12 No Fiduciary Duties Owed by the Members....16
3.13 Guaranteed Payments....17

ARTICLE IV CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES....17
4.1 Capital Contributions....17
4.2 No Right of Withdrawal....17
4.3 Advances....17

ARTICLE V MANAGEMENT AND RESTRICTIONS....18
5.1 Management by Board of Managers; Board of Managers....18
5.2 Amendment of Certificate or Agreement....20

ARTICLE VI NOTICES....20
6.1 Notices....20
6.2 Waiver of Notice....20

ARTICLE VII OFFICERS....20
7.1 Officers....20
7.2 Reliance by Third Parties....21
7.3 Actions and Determinations of the LLC....21

ARTICLE VIII ACCOUNTING AND RECORDS 21
8.1 Financial and Tax Reporting 21
8.2 Supervision; Inspection of Books 21
8.3 Tax Returns 22
8.4 Tax Matters Partner 22

ARTICLE IX CAPITAL ACCOUNTS AND ALLOCATIONS OF NET INCOME AND NET LOSS 22
9.1 Capital Accounts 22
9.2 Allocations of Net Income and Net Loss 23
9.3 Special Allocation Provisions 23
9.4 Curative Allocations 25
9.5 Tax Allocations 26
9.6 Safe Harbor Election 26

ARTICLE X DISTRIBUTIONS 26
10.1 Distributions 26
10.2 Tax Distributions 27
10.3 Liquidation Event Distributions 28
10.4 No Other Withdrawals 29
10.5 Distribution Limitations 29

ARTICLE XI TRANSFER OF MEMBERSHIP 30
11.1 Transfer 30
11.2 Transfer Void 30
11.3 Effect of Assignment 30
11.4 Legends 30
11.5 Publicly Traded Partnership Limitations 31
11.6 Effective Date 31
11.7 "Market Stand-Off" Agreement 31
11.8 Required Sale 32
11.9 Redemption 33

ARTICLE XII INDEMNIFICATION AND LIMITATION OF LIABILITY 33
12.1 Indemnification 33
12.2 Exculpation by Members 34
12.3 Limitation of Liability 35
12.4 Counsel to the LLC 35

ARTICLE XIII DISSOLUTION AND TERMINATION 35
13.1 Dissolution 35
13.2 Authority to Wind Up 36
13.3 Winding Up and Certificate of Cancellation 36
13.4 Distribution of Assets 36

ARTICLE XIV MISCELLANEOUS 37
14.1 Amendment 37

14.2 Power of Attorney 38
14.3 Withholding 38
14.4 Apportionment of Amounts Withheld at the Source or Paid by the LLC 39
14.5 Notice to and Consent of Members 39
14.6 Further Assurances 40
14.7 Binding Effect 40
14.8 Governing Law 40
14.9 Title to LLC Property 40
14.10 Dispute Resolution 40
14.11 Entire Agreement 40
14.12 Counterparts 41
14.13 Confidentiality 41
14.14 No State-law Partnership 41
14.15 Tax Classification 41
14.16 Severability 42
14.17 No Third Party Beneficiary 42
14.18 Interpretation 42
14.19 Aggregation of Units 42

EXHIBIT A Members; Units
EXHIBIT B Board of Managers; Officers; Tax Matters Member

TINYB CHOCOLATE, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "**Agreement**") of TinyB chocolate, LLC (the "**LLC**") is entered into on July 21, 2016 pursuant to the California Revised Uniform Limited Liability Company Act (Cal. Corp. Code, § 17701.01 et seq.), as amended from time to time (the "**Act**"), to be effective as of July 21, 2016 (the "**Effective Date**"), by and among the Members set forth on Exhibit A hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof.

RECITALS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 **Definitions**. The following terms shall have the meanings set forth for purposes of this Agreement:

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Accounting Period**" shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; *provided, however*, that the first Accounting Period commenced on the date of formation of the LLC and shall end on December 31 of the year of formation of the LLC; and *provided*, *further*, that, at the election of the Board of Managers, a new Accounting Period shall commence on any date on which an Additional Member is admitted to the LLC or a Member ceases to be a Member for any reason.

"**Act**" shall have the meaning ascribed to it in the Preamble.

"**Additional Interest**" shall have the meaning ascribed to it in Section 3.5(a).

"**Additional Member**" shall have the meaning ascribed to it in Section 3.5(b).

"**Affiliates**" shall mean, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified, including, without limitation, any venture capital fund now or hereafter existing which is controlled by or under common control with such Person or which shares the same management company with such Person.

"**Agreement**" shall mean this Limited Liability Company Agreement of the LLC as the same shall be amended from time to time.

"**Award**" shall mean a grant of Common Units as Profits Interests pursuant to the Equity Incentive Plan or the acquisition of Common Units upon exercise of an option to acquire Common Units issued pursuant to the Equity Incentive Plan.

"**Awardee**" shall mean the holder of an Award.

"**Beneficial Owner**" shall have the meaning ascribed to it in Section 3.4(g).

"**Board of Managers**" **or** "**Board**" shall mean the LLC's Board of Managers, as constituted from time to time, as described more fully in Article V.

"**Bonus Profit Plan**" shall have the meaning ascribed to it in Section 3.2(b).

"**Business Day**" shall mean any day on which banks located in New York, New York are not required or authorized by law to remain closed.

"**Capital Account**" shall mean, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 9.1(a) hereof.

"**Capital Contribution**" shall mean, with respect to any Member, any contribution to the LLC by such Member of cash or other property. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holder of the Interest of that Member.

"**Carrying Value**" shall mean:

(a) with respect to any LLC asset, the asset's adjusted basis for U.S. federal income tax purposes, except that, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(iv)(f):

(i) the Carrying Value of any asset contributed or deemed contributed by a Member to the LLC shall be the fair market value of such asset at the time of contribution as determined by agreement of the Members (it being understood that the aggregate Carrying Value of the assets contributed by any Member as part of its initial Capital Contribution is set forth on Exhibit A);

(ii) the Carrying Value of any asset distributed or deemed distributed by the LLC to any Member shall be adjusted immediately prior to such distribution to equal its fair market value at such time;

(iii) the Carrying Values of all LLC assets shall be adjusted to equal their respective fair market values except as otherwise provided herein:

(1) immediately prior to the date of the acquisition of any additional Interest (including any Common Units issued as Profits Interests) by any new or

existing Member, other than in exchange for a de minimis Capital Contribution (except with respect to the issuance of Common Units issued as Profits Interest);

(2) immediately prior to the date of the distribution of more than a de minimis amount of LLC property (other than a pro rata distribution) to a Member; or

(3) the liquidation of the LLC within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

In the case of any asset that has a Carrying Value determined pursuant to clauses (1), (2) or (3) above, depreciation or deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis, as more fully described under the definition of Net Income and Net Loss below.

(b) with respect to any liability, at a given time, the amount of such liability to the extent:

(i) reflected in the basis of any asset;

(ii) previously or currently deductible in computing Net Income or Net Loss or otherwise for Capital Account maintenance purposes; or

(iii) otherwise previously taken into account for Capital Account maintenance purposes.

"**Certificate**" shall have the meaning ascribed to it in Section 2.1.

"**Chairman of the Board**" shall have the meaning ascribed to it in Section 5.1(c).

"**Class**" shall mean the group of Members owning all of the outstanding Units of a particular class of Units as set forth in Section 3.2(a) hereof.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Common Members**" shall mean Members holding Common Units, their permitted successors and assigns and any other Person who may be admitted to the LLC as a Common Member in accordance with the terms of this Agreement.

"**Common Units**" shall have the meaning ascribed to it in Section 3.2(a).

"**Compensation Amount**" shall have the meaning ascribed to it in Section 3.13.

"**Contingent Consideration**" shall have the meaning ascribed to it in Section 10.3(b).

"**Convertible Securities**" means convertible Units or other securities convertible into or exchangeable for (i) Units or (ii) any other securities evidencing an ownership interest in the LLC, including, without limitation warrants and options.

"**Delivery**" shall mean the occurrence of an event specified in Section 6.1(i) through (iv).

"**Designated Jurisdiction**" shall mean California.

"**Disability**" shall mean that the person is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

"**Effective Date**" shall have the meaning ascribed to it in the Preamble.

"**Equity Incentive Plan**" shall have the meaning ascribed to it in Section 3.2(b).

"**Equity Securities**" shall mean any Units, any securities evidencing an ownership interest in the LLC, or any Convertible Securities.

"**Estimated Tax Period**" shall mean, for each Fiscal Year, the periods of January 1 through March 31, April 1 through May 31, June 1 through August 31, and September 1 through December 31.

"**Estimated Tax Distribution**" shall have the meaning ascribed to it in Section 10.2.

"**Fiscal Year**" shall mean the period from January 1 to December 31 of each year, or as otherwise required by law or as determined by the Board of Managers in their sole discretion.

"**Founder**" shall mean Renata Stoica; *provided, however*, upon the termination of services or Disability of a Founder, such Founder shall have no voting or consent rights as a Member or Manager of the LLC or otherwise under his Agreement, including, without limitation, voting or consent rights pursuant to Section 5.1(c).

"**GAAP**" shall mean United States generally accepted accounting principles.

"**Indebtedness**" shall mean as to any Person: (a) all obligations, whether or not contingent, of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured); (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (c) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases; (d) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; and (e) all Indebtedness of any other Person referred to in clauses (a) through (e) above, guaranteed, directly or indirectly, by that Person; but excluding all obligations of such Person for deferred rent.

"**Initial Public Offering**" shall mean a firm commitment underwritten public offering of the equity of the LLC (or its successor entity).

"**Interest**" shall mean the Units of a Member in the LLC and includes all of the respective rights and responsibilities appurtenant thereto including the right, if any, to vote, the Capital Account maintained for such Member and the right to receive allocations of Net Income and Net Losses pursuant to Article IX, and the right to receive distributions of cash or property of the LLC.

"**Law**" shall mean any constitutional provision, law, statute, rule, regulation (including any stock exchange rule or regulation), ordinance, treaty, order, decree, license, permit, policy, guideline, consent, approval, certificate, judgment or decision of any governmental authority or any judgment, decree, injunction, writ, order or like action of any court or other judicial or quasi-judicial tribunal.

"**LLC**" shall have the meaning ascribed to it in the Preamble.

"**LLC Counsel**" shall have the meaning ascribed to it in Section 12.4.

"**Lien**" shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest of any kind or nature whatsoever, including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention contract, the interest of a lessor under a lease which in accordance with GAAP should be recorded as a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

"**Liquidation Event**" shall mean, in one transaction or series of related transactions, (a) the closing of the sale, transfer or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the LLC or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the LLC constituting all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries); (b) the consummation of the merger or consolidation of the LLC with or into another entity (except a merger or consolidation of the LLC in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (c) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a Person or group of affiliated Persons (other than an underwriter of the LLC's securities) of the LLC's securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the LLC (or the surviving or acquiring entity); (d) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the LLC, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the LLC immediately prior to such merger or consolidation

continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the LLC or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the LLC with the LLC or another such wholly owned direct or indirect subsidiary); or (e) the liquidation, dissolution or winding up of the LLC.

"**Majority in Interest of the Members**" shall mean, unless otherwise expressly set forth herein, the Common Member(s) who are entitled to vote at least a majority of the outstanding Common Units; *provided* that Common Units issued out of Reserved Incentive Common Units shall not vote and shall have no voting rights.

"**Manager**" shall have the meaning ascribed to it in Section 5.1(a).

"**Members**" and "**Member**" means the Persons listed as members on Exhibit A (as may be amended from time to time) and any other Person that both acquires an Interest and is admitted to the LLC as a Member in accordance with the terms of this Agreement.

"**Net Income**" and "**Net Loss**" shall mean, for each Accounting Period, an amount equal to the LLC's taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss) and determined in accordance with the accounting method used by the LLC for U.S. Federal income tax purposes with the following adjustments:

(a) all items of income, gain, loss or deduction allocated pursuant to Section 9.3 shall not be taken into account in computing such taxable income or loss;

(b) any income of the LLC that is exempt from U.S. Federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss;

(c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value;

(d) upon an adjustment to the Carrying Value of any asset pursuant to the definition of Carrying Value (other than an adjustment in respect of depreciation), the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss;

(e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Carrying Value as the U.S. Federal income tax

depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (*provided* that if the U.S. Federal income tax depreciation, amortization or other cost recovery deduction is zero, the Board of Managers may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss, *provided further* that with respect to any asset to which the remedial allocation is applicable, depreciation, amortization or other cost recovery shall be determined under Treasury Regulations Section 1.704-3(d)(2)); and

(f) except for items set forth in clauses (a) through (e) above, any expenditures of the LLC not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition shall be treated as deductible items.

"**Nonrecourse Deductions**" shall be as defined in U.S. Treasury Regulations Section 1.704-2(b). The amount of Partner Nonrecourse Deductions for a Fiscal Year equals the net increase, if any, in the amount of Partnership Minimum Gain during that Fiscal Year, determined according to the provisions of U.S. Treasury Regulations Section 1.704-2(c).

"**Officer**" shall have the meaning ascribed to it in Section 7.1.

"**Partner Nonrecourse Debt Minimum Gain**" shall mean an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Partnership Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.752-1(a)(2)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Partner Nonrecourse Deductions**" shall be as defined in U.S. Treasury Regulations Section 1.704-2(i)(2).

"**Partnership Minimum Gain**" shall be as defined in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

"**Person**" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), LLC, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

"**Plan**" shall have the meaning ascribed to it in Section 3.2(b).

"**Profits Interest Threshold Amount**" for a Common Unit issued as a Profits Interest shall mean, unless otherwise determined by the Board of Managers, an amount equal to the amount that would be distributed in respect of a Common Unit that has no Profits Interest Threshold Amount, if, immediately after the Profits Interest is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of

Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 10.3(a); *provided, however*, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Board of Managers shall have the discretion to set any Common Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Common Unit issued as a Profits Interest shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Common Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Board of Managers shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Common Unit if, subsequent to the grant of such Common Unit, the fair market value (as determined by the Board in its sole discretion) of the LLC declines.

"**Profits Interest**" shall mean a Common Unit that is issued with a Profits Interest Threshold Amount fixed on the date of issuance and is designated as a Profits Interest by the Board of Managers and identified as such on Exhibit A of this Agreement. A Common Unit with a Profits Interest Threshold Amount that is designated as a "Profits Interest" is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43. A Profits Interest Unit shall be treated as a Common Unit for all purposes of this Agreement except (i) as provided in the Equity Incentive Plan; (ii) for adjustments of amounts distributable with respect to such Profits Interest as provided in Article X, and (iii) a Common Unit designated as a "Profits Interest" shall not vote and shall have no voting rights, and holders of such Profits Interest, as such, shall have no right or authority to act for the LLC or vote upon or approve any matters submitted to the Members for approval.

"**Proposed Revenue Procedure**" shall have the meaning ascribed to it in Section 9.3(j).

"**Proprietary Information**" shall have the meaning ascribed to it in Section 14.13.

"**Reserved Incentive Common Units**" shall have the meaning ascribed to it in Section 3.2(a).

"**Safe Harbor**" shall have the meaning ascribed to it in Section 9.6.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder.

"**Tax Matters Partner**" shall have the meaning ascribed to it in Section 8.4.

"**Transfer**" shall have the meaning ascribed to it in Section 11.1.

"**Treasury Regulations**" shall mean regulations issued pursuant to the Code.

"**Units**" shall mean units of Interests held by a Member representing such Member's membership interest in the LLC, whether held in the form of Common Units or other type of units or other Interests in the LLC as may be issued by the LLC.

ARTICLE II

FORMATION OF LIMITED LIABILITY COMPANY

2.1 **Formation**. The LLC was formed as a California limited liability company by the execution and filing of a Certificate of Formation on July 20, 2015 (as the same may be amended from time to time, the "**Certificate**") and has been operating without an operating agreement and according to the default rules of the Act since then. The company is now executing this Agreement by an authorized person as required by the Act. The rights, powers, duties, obligations and liabilities of the Members (in their respective capacities as such) shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member (in its capacity as such) are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The Members hereby ratify the actions of the organizer of the LLC.

2.2 **Name and Principal Place of Business**. Unless and until amended in accordance with this Agreement and the Act, the name of the LLC will be "TinyB Chocolate, LLC." The principal place of business of the LLC shall initially be located at 190 Evelyn Way, San Francisco, CA 94127, or such other location as the Board of Managers may, from time to time, designate. The address of the LLC's registered office in the State of California, and the name of the registered agent for service of process, shall be Andrei Stoica, 190 Evelyn Way, San Francisco, CA 94127 or such other place or person in the State of California as the Board of Managers shall designate.

2.3 **Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended. It is the express intention of the parties hereto that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

2.4 **Business**. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under Act and to engage in any and all

activities necessary or incidental thereto. The LLC may engage in any lawful business permitted under the Act or the laws of any jurisdiction in which the LLC may do business.

2.5 **Definitions**. Terms not otherwise defined in this Agreement shall have the meanings set forth in Article I.

2.6 **Term**. The term of the LLC commenced on the date the Certificate was filed with the Secretary of State of the State of California in accordance with the Act and shall continue unless the LLC's existence is terminated pursuant to Article XIII of this Agreement.

ARTICLE III

MEMBERS AND INTERESTS

3.1 **Units Generally**. The Interest of each of the Members in the LLC shall consist of a number of "**Units**." Units may be issued in one or more classes or series of classes, as approved by the Board of Managers. Except as otherwise provided in this Agreement, the Equity Incentive Plan or the Act, each Member holding a Unit or Units shall have (a) the right to share in the Net Income and Net Loss of the LLC as provided in this Agreement, (b) a right to the Capital Account maintained for such Member according to Article IX hereof, (c) the right to receive distributions from the LLC as provided in this Agreement, (d) the right to receive information concerning the business and affairs of the LLC as provided in this Agreement or non-waivable provisions of the Act; and (e) the right, if any, to vote as provided in this Agreement. The Units shall be uncertificated.

3.2 **Classes of Units; Incentive Plans**.

(a) Classes of Units. Initially, there shall be one class of Units designated "Common Units" (the "**Common Units**"). The Common Units shall have the rights set forth in Section 3.1(a) through (e) and such other relative rights, powers and duties as are set forth in this Agreement. Subject to the terms and conditions of Articles III and IV hereof, the LLC is authorized to issue up to twenty million (20,000,000) Units in the aggregate, divided as follows: twenty million (20,000,000) Units shall be authorized Common Units, of which (i) four million (4,000,000) Common Units are issued and outstanding and owned by the Common Members as of the Effective Date, and zero (0) Common Units (the "**Reserved Incentive Common Units**") shall initially be reserved for issuance pursuant to the Equity Incentive Plan and allocation or deemed issuance pursuant to the Bonus Profit Plan.

(b) Incentive Plans. Following the Effective Date, the Board of Managers may adopt an Equity Incentive Plan (the "**Equity Incentive Plan**") or a Bonus Profit Plan (the "**Bonus Profit Plan**", and together with the Equity Incentive Plan the "**Plans**") in a form reasonably acceptable to the Board of Managers and without the requirement that either Plan be approved by the Members. The Members hereby agree that the Board of Managers shall have the authority to adopt and administer the Plans, or appoint an administrator thereof, in accordance with the terms of each Plan and this Agreement. The Board of Managers shall be permitted to issue or deem to be issued or allocated up to the number of Reserved Incentive Common Units (or Net Income of the LLC or gain from a Liquidation Event that would be

attributable to such Common Units is such Units were issued) pursuant to the Plans, and any such Reserved Incentive Common Unit may be issued with Profits Interest Threshold Amount and may be subject to vesting or other restrictions as determined by the Board of Managers. The Reserved Incentive Common Units may be increased with the approval of the Board of Managers and the Majority in Interest of the Members. Any Bonus Profit Plan adopted by the Board of Managers shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as it may be amended from time to time. Unless otherwise provided in the Equity Incentive Plan or pursuant to a Unit grant agreement, the Units issued under the Equity Incentive Plan shall represent solely an economic interest in the LLC. Holders of such Units shall be entitled to the allocations and distributions attributable to such Common Units, but shall otherwise have no rights or powers (including, without limitation, voting power) to participate in the management of the LLC with respect to their Common Units. Any Member who receives Common Units for services shall make a timely and effective election under Section 83(b) of the Code with respect to such Common Units unless the Board determines otherwise. With respect to any Common Unit issued that is intended to be a Profits Interest, both the LLC and all Members will (i) treat such Common Units as outstanding for U.S. federal income tax purposes, (ii) treat such Member as a partner for U.S. federal income tax purposes with respect to such Common Units and (iii) file all tax returns and reports consistently with the foregoing, and neither the LLC nor any of its Members will deduct any amount (as wages, compensation or otherwise) for the fair market value of such Common Units for U.S. federal income tax purposes.

3.3 Members.

(a) Members Generally. The Members of the LLC, including those Awardees who receive their Awards in accordance with the terms of the Equity Incentive Plan, are set forth on Exhibit A hereto, each of whom is admitted to the LLC as a Member as of the date this Agreement becomes effective. The name and place of residence of each Member is as set forth on Exhibit A attached hereto. Each Member shall be entitled to review such Member's Exhibit A. No Member, other than a Founder or Member holding at least 1,000,000 Units, shall be entitled to receive a copy of, review or inspect any other Member's Exhibit A. Each Member hereby waives any rights such Member may otherwise have pursuant to the Act to receive, review or inspect, directly or indirectly, any other Member's Exhibit A or any other books, records or documents containing substantially equivalent information.

(b) Initial Member. Prior to the execution of this Agreement, Renata Stoica (the "Initial Member") through a transaction for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, purchased one hundred percent (100%) of the ownership interests of the LLC. Upon the execution of this Agreement the Initial Member will become the first and only member of the LLC and her one hundred percent (100%) ownership interest will be converted into four million (4,000,000) Common Units, representing one hundred percent (100%) of the total outstanding Common Units of the LLC.

3.4 Representations and Warranties. Each Member hereby represents and warrants to the LLC and each other Member as follows:

(a) Good Standing; Due Organization. If such Member is a Person who is not an individual, such Member is duly organized, validly existing, and in good standing under the law of its state of organization and has full organizational power to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Accredited Investor. (i) Except with respect to (a) the Founder, and (b) Members issued Reserved Incentive Common Units, such Member is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Securities Act, or (ii) such Member is acquiring the respective Interest in compliance with Federal, state, local or foreign laws.

(c) Purchase Entirely for Own Account. The Member is acquiring its Interest in the LLC for the Member's own account for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and has no contract, understanding, undertaking, agreement or arrangement of any kind with any Person to Transfer to any Person its Interest or any part thereof, nor does such Member have any plans to enter into any such agreement.

(d) Investment Experience. By reason of the Member's business or financial experience, the Member has the capacity to protect its own interests in connection with the transactions contemplated hereunder, is able to bear the risks of an investment in the LLC, and at the present time could afford a complete loss of such investment.

(e) Disclosure of Information. The Member is aware of the LLC's business affairs and financial condition and has acquired sufficient information about the LLC to reach an informed and knowledgeable decision to acquire a membership interest in the LLC.

(f) Federal and State Securities Laws. Assuming federal and state securities laws apply to the interests described herein, the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. In this connection, the Member represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(g) Publicly Traded Partnership Rules. At least one of the following statements is true with respect to such Member and, except to the extent otherwise approved by the Board of Managers, will continue to be true throughout the period during which such Member holds any Units:

(i) Such Member is not a partnership, grantor trust or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes; or

(ii) Such Member is a partnership, grantor trust, or S corporation (or entity disregarded as separate from a partnership, grantor trust or S corporation) for U.S. federal income tax purposes, and, with regard to each Beneficial Owner of such Member,

(1) the principal purposes for the establishment or use of such Member (or, in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, the principal purposes for the establishment of or use of its sole owner) do not include avoidance of the 100 partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) with respect to the LLC; or

(2) not more than fifty percent (50%) of the value of such Beneficial Owner's interest in such Member (or in the case of a Member that is an entity so disregarded as separate from a partnership, grantor trust or S corporation, not more than fifty percent (50%) of the value of the Beneficial Owner's interest in its sole owner) is attributable to such Member's Units.

For purposes of this paragraph (g), the term "**Beneficial Owner**" shall have the meaning assigned to such term in Treasury Regulations Section 1.7704-1(h)(3). In the event that a Member's representation pursuant to this paragraph (g) shall at any time fail to be true, such Member shall promptly (and in any event within ten (10) days) notify the Board of Managers of such fact and shall promptly thereafter deliver to the Board of Managers any information regarding such Member and its beneficial owners reasonably requested by counsel to the LLC for purposes of determining the number of the LLC's partners within the meaning of Treasury Regulations Section 1.7704-1(h).

3.5 Additional Members.

(a) Additional Interests. The Board of Managers shall have the right to cause the LLC to issue or sell to any Persons and admit any such Person as a Member (including Members and Affiliates of Members) any of the following (which for purposes of this Agreement shall be "**Additional Interests**"): (i) Units in the LLC in addition to Units issued pursuant to the Equity Incentive Plan; (ii) obligations, evidences of Indebtedness or Convertible Securities; (iii) Awards or other rights to purchase or otherwise acquire Units issued pursuant to the Equity Incentive Plan, and (iv) Common Units deemed issued or allocated pursuant to the Bonus Profit Plan; in each case and in the aggregate up to the number of authorized Units set forth in Section 3.2(a) hereof; provided that any issuance or sale of Additional Interests pursuant to the foregoing clauses (i) or (ii) shall also require the consent of the Members necessary to amend this Agreement pursuant to Section 14.1(a). The Board of Managers shall have the right to cause the LLC to issue such Additional Interests subject to repurchase or forfeiture based on vesting, and the Board of Managers shall have the right to cause the LLC to repurchase or reacquire such Additional Interests pursuant to the terms governing the vesting of such Additional Interests. Upon any such repurchase or forfeiture, such repurchased or reacquired Additional Interests may be resold and reissued pursuant to the terms of this Article III and the Equity Incentive Plan (if applicable). If an Additional Interest is issued to an existing Member in accordance with the terms of this Agreement, the Board of Managers shall amend Exhibit A without the further vote, act or consent of any other Person to reflect the issuance of such Additional Interest and, upon the amendment of such Exhibit A, such Member shall be issued its Additional Interest. Notwithstanding the foregoing, the Board of Managers shall not have the right to cause the LLC to issue any such Additional Interests if such Units are not currently authorized under Section 3.2(a) of this Agreement.

(b) Additional Members. In order for a Person, other than an existing Member, to be admitted as a Member of the LLC with respect to an Additional Interest as defined in Section 3.5(a) above: (i) such Additional Interest shall have been issued or sold in accordance with the terms of this Agreement; (ii) such Person shall have delivered to the LLC a counterpart signature page to this Agreement and shall have delivered such other documents and instruments as the Board of Managers determine to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the issuance or sale of such Additional Interest to such Person or to effect such Person's admission as a Member; (iii) if such Person is an Awardee, such Awardee receives an Award whereby the Awardee acquires Units pursuant to the Equity Incentive Plan; and (iv) the Board of Managers shall amend Exhibit A without the further vote, act or consent of any other Person to reflect such new Person as a Member and its Interests. Upon the amendment of Exhibit A, such Person shall be admitted as an additional Member (an "**Additional Member**") and deemed listed as such on the books and records of the LLC and thereupon shall be issued its Additional Interest.

3.6 Resignation or Withdrawal of a Member. Except as specifically provided herein, and subject to the provisions for Transfers contained in Article XI, no Member shall have the right to resign or withdraw from membership in the LLC or withdraw its Interest in the LLC.

3.7 Meetings of the Members.

(a) Annual Meetings. Annual meetings of Members entitled to vote shall be held at such date and time as shall be designated from time to time by the Board of Managers and stated in the notice of the meeting.

(b) Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called by the Board of Managers, and shall be called by the LLC at the request of Members holding at least 20% of the outstanding Units (any Units held by an Affiliate of a Member shall be treated as owned by such Member for purposes of determining the number of Units held by such Member). Business transacted at any special meeting of Members shall be limited to the purposes stated in the notice.

(c) Place of Meeting. All meetings of Members shall be held at such place within or without the State of California as the Board of Managers shall designate, including but not limited to by means of remote communication as herein provided.

(d) Notice of Meetings. Notice of all meetings of Members, stating the time, place and purpose of the meeting, shall be Delivered at least 24 hours before the meeting. Any adjourned meeting may be held as adjourned without further notice, *provided* that any adjourned session or sessions are held within 90 days after the date set for the original meeting. No notice need be given (i) to any Member if a written waiver of notice, executed before or after the meeting by such Member or his or her attorney thereunto duly authorized, is filed with the records of the meeting, or (ii) to any Member who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her. A waiver of notice need not specify the purposes of the meeting.

(e) Quorum. A quorum shall be present at any meeting of the Members if a Majority in Interest of the Members are represented at the meeting in person or by proxy, except as otherwise provided by law. Once a quorum is present at the meeting of the Members, the Members represented in person or by proxy and entitled to vote at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members represented in person or by proxy and entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Common Units shall be present or represented.

(f) Proxies. Interests of Members may be voted in person or by an agent or agents authorized by a written proxy executed by such Member or his or her duly authorized agent, which shall be filed with the Secretary of the LLC at or before the meeting at which it is to be used. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger, *provided* that no proxy shall be voted on or after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his or her legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(g) Electronic Communications. Members may participate in any meeting of Members by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(h) Voting on Matters. For purposes of voting on matters (other than a matter for which the affirmative vote of a specified portion of the Members or a Class of Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members or Class of Members) at any meeting of the Members at which a quorum is present, the act of the Members shall be the affirmative vote of Members holding a majority of the Units represented at such meeting (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control). For any vote taken by written consent in lieu of a meeting (other than with respect to a matter for which the affirmative vote of a specified portion of the Members or a Class of Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members or Class of Members), the act of the Members shall be the affirmative written consent of Majority in Interest of the Members (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control).

3.8 Action by Written Consent. Any action required to be taken at any annual or special meeting of Members or otherwise, or any action which may be taken at any annual or special meeting of Members or otherwise (including without limitation any consent, approval, vote or other action of the Members required or contemplated under or by this Agreement, the Act or otherwise), may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members required to

approve such action as set forth in the last sentence of Section 3.7(h) above. Unless the consent of all Members entitled to vote has been solicited in writing, prompt notice of the taking of action by Members without a meeting pursuant to this Section 3.8 by less than unanimous written consent shall be given to each of those Members who have not consented in writing at least three (3) Business Days subsequent to the effective date of such action.

3.9 Limited Liability of Members. No Member or any of its Affiliates shall have any liability for the debts, obligations or liabilities of the LLC or of any other Member or their respective Affiliates. The debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member, former Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member, former Member.

3.10 Members Access to Certain Information. To the extent required by, and subject to the limitations set forth in, Section 17701.10 of the Act, the LLC shall make available, upon three (3) Business Days' prior written notice to the LLC, for inspection at reasonable times during business hours by a Member, the most recent balance sheet and income statement of the LLC and such other information and documents required by such Section 17701.10 to be made available to Members, *provided, however*, that a Member shall not be entitled to submit more than one (1) such written notice per month.

3.11 General Voting Rights. Whether by person or by proxy, each Common Member shall have the right to one (1) vote for each Common Unit held by it, *provided* that Common Units issued out of Reserved Incentive Common Units shall not vote and shall have no voting rights. No Member who has assigned all of his or her Units shall have any right to vote on any matter. A Member who has assigned some, but not all, of his or her Units shall be treated as a Member and entitled to a vote on all matters to the extent of his or her retained Units. Irrespective of any provision of Section 17710.01-17710.19 of the Act, but subject to the terms of this Agreement, a merger or other Liquidation Event shall not require approval by any separate class or group of Members. Except for this Agreement, no Member shall deposit any Units owned by such Member in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

3.12 No Fiduciary Duties Owed by the Members. To the fullest extent permitted by applicable Law, no Member or Affiliate of a Member acting under this Agreement shall have any fiduciary or similar duty, at law or in equity, or any liability relating thereto, to the LLC or any other Member or Affiliate of a Member, with respect to or in connection with the LLC or the LLC's business or affairs; and, without limitation, each member when approving or disapproving any action, shall be entitled to consider only such interests and factors as such Member desires and may consider such Member's own interests or the interests of the other Members and shall have no other duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting the LLC or any other Member or Affiliate of any other Member; *provided, however*, that such other interests or other factors are known by or disclosed to the other Members, unless the failure to make such disclosure does not prejudice the interests of the LLC or such other Members or Affiliates of such other Members. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member or Affiliate of a Member

otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member or Affiliate of a Member.

3.13 Guaranteed Payments. In addition to the distributions provided for in Section 10.1, each Member may receive guaranteed payments (i.e., a payment in the nature of salary or bonus) within the meaning of Code Section 707(c) from the LLC (any such payments a "***Compensation Amount***") in such Member's capacity as a Manager, Officer, Employee, Consultant or other service provider to the LLC in such amount as may be determined by the Board of Managers. Each Member hereby understands and agrees that, (a) except as may be approved pursuant to the preceding sentence, he or she shall not be entitled to receive any Compensation Amount from the LLC, and (b) all amounts otherwise distributable by the LLC may be paid to the Members pursuant to the foregoing sentence and, accordingly, no amounts may be available for distribution to the Members and assignees pursuant to Section 10.1.

ARTICLE IV

CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES

4.1 Capital Contributions. Each Member, excluding Members who have been or are granted Common Units issued as Profits Interests, has made, or concurrently with the execution of this Agreement is making, a Capital Contribution to the LLC in the amount set forth in the records of the LLC. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or share of the capital of the LLC, except as expressly provided herein. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets of the LLC for return of such Member's Capital Contributions to the extent permitted herein. Each Common Member holds an Interest in the LLC represented by the Common Units set forth opposite the Member's name on Exhibit A.

(a) Additional Capital Contributions. Except as otherwise provided herein, no Member shall be permitted or required to make any additional Capital Contribution without the consent of the Board of Managers and such Member.

(b) Interest. No Member shall be entitled to any interest with respect to contributions to or share of the capital of the LLC.

4.2 No Right of Withdrawal. No Member shall have the right to withdraw or receive any return of, or interest on, any portion of such Member's contributions to capital of, or to receive any distributions from, the LLC, except as provided in Articles X and XIII.

4.3 Advances. If any Member shall advance any funds to the LLC in excess of its Capital Contributions, the amount of such advance shall neither increase its Capital Account nor entitle that Member to any increase in its share of the distributions of the LLC. The amount of any such advance shall be a debt obligation of the LLC to such Member and shall be repaid to it by the LLC with interest at a rate and upon such other terms and conditions which the Board of Managers determines in good faith are, taken as a whole, not materially less favorable to the LLC than would be available to the LLC from an unrelated commercial lender, as shall be agreed

by the LLC and such Member. Any such advance shall be payable and collectible only out of LLC assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any loan to the LLC shall have or acquire, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the LLC, other than as a creditor.

ARTICLE V

MANAGEMENT AND RESTRICTIONS

5.1 Management by Board of Managers; Board of Managers.

(a) Management by Board of Managers. Subject to the limitations set forth in this Agreement, the Certificate or the Act, in accordance with Section 17704.07(a)(1)(A) of the Act, the LLC shall be manager-managed. The business and affairs of the LLC shall be managed by or under the direction of the Board of Managers, which may exercise all powers of the LLC and do all lawful acts on behalf of the LLC. The Board of Managers shall have full, exclusive and complete discretion to take all such actions as they deem necessary or appropriate to accomplish the purposes of the LLC as set forth herein. The Board of Managers shall only act collectively or by one or more committees designated by the Board of Managers in accordance with Section 5.1(h). The Board of Managers acting collectively shall be a "**manager**" within the meaning of Section 17704.07 of the Act and no individual Manager shall be a "**manager**" except if he or she is so designated by the Board of Managers. No Manager or Member acting in his or her individual capacity shall have the right, power or authority to act on behalf of or bind the LLC, except (i) that a Manager or Member who is also an Officer of the LLC may act on behalf of or bind the LLC in his or her capacity as an Officer of the LLC to the extent that he or she is authorized to do so or (ii) to the extent a Manager is so authorized by the Board of Managers.

(b) Size of the Board of Managers. The Board of Managers shall initially be comprised of two (2) Managers, which number may be increased or decreased by amendment to this Agreement pursuant to Section 14.1. The Managers shall be appointed in accordance with Section 5.1(c).

(c) Composition of the Board of Managers. The Managers shall be appointed to the Board of Managers by a Majority in Interest of the Members, and the initial Managers shall be as set forth on Exhibit B. Any Manager may be removed at any time by a Majority in Interest of the Members. Upon the termination of a Founder's services to the LLC or upon Disability of a Founder, if such Founder is then serving as a Manager such Founder shall no longer have voting or consent rights as a Manager of the LLC and such Founder shall, unless otherwise determined by the other Managers, automatically be removed as a Manager effective upon such termination or Disability without any further action on behalf of the Members or Managers. In the event of a vacancy in the Board of Managers resulting or proposed to result from the removal of a Manager, such vacancy shall be filled by vote of a Majority in Interest of the Members in accordance with this Section 5.1(c), and the LLC shall take such reasonable actions as are necessary to facilitate such removals or appointments, including, without limitation, calling a special meeting for the election of Managers and soliciting the votes of the appropriate Members. The Managers shall annually elect one member of the Board of Managers

to serve as Chairman of the Board of Managers (the "**Chairman of the Board**") to serve until a replacement is elected, who shall initially be as set forth on Exhibit B.

(d) Meetings of the Board of Managers. The Board of Managers may hold meetings, both regular and special, either within or without the State of California. The Board of Managers shall meet from time to time as agreed by all of the Managers. Regular meetings of the Board of Managers may be called by at least two Managers and may be held on not less than three (3) Business Days' written notice to the Managers delivered either personally, by telephone, by mail, by facsimile, by electronic mail or by any other reasonable means of communication, at such time and place as shall from time to time be specified in such notice. Special meetings of the Board of Managers may be called by at least two Managers on 24 hours' notice to each Manager, either personally, by telephone, by mail, by facsimile or by any other reasonable means of communication. Notice of a meeting need not be given to any Manager if a written waiver of notice, executed by such Manager before or after the meeting, is filed with the records of the meeting, or to any Manager who attends the meeting without protesting prior thereto or at its commencement, the lack of notice. A waiver of notice need not specify the purposes of the meeting.

(e) Quorum and Acts of the Board of Managers. At all meetings of the Board of Managers, the attendance of a majority of Managers, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Managers, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Subject to the terms of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board of Managers. Any action required or permitted to be taken at any meeting of the Board of Managers or of any committee thereof may be taken without a meeting, if all members of the Board of Managers or committee, as the case may be, consent thereto in writing, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Managers or committee.

(f) Electronic Communications. Managers, or members of any committee designated by the Board of Managers, may participate in a meeting of the Board of Managers, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(g) Compensation of Managers. The LLC shall pay all non-employee Managers their reasonable out-of-pocket expenses, if any, of attendance at meetings of the Board of Managers. No such payment shall preclude any Manager from serving the LLC in any other capacity and receiving compensation therefor.

(h) Committees, General. The Board of Managers may, by resolution passed by the Board of Managers, designate one or more committees. Any such committee, to the extent provided in the resolution of the Board of Managers, shall have and may exercise all the powers and authority of the Board of Managers, but, unless the resolutions expressly so provide, no such committee shall have the power or authority to authorize the issuance of Units. Such committee or committees shall have such name or names as may be determined from time to

time by resolution adopted by the Board of Managers. Each committee shall keep regular minutes of its meetings and report the same to the Board of Managers when required.

(i) Resignation. Any Manager may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.2 Amendment of Certificate or Agreement. The Board of Managers shall have the duty and authority to amend the Certificate or this Agreement consistent with Section 14.1(a) and Section 14.1(b), respectively.

ARTICLE VI

NOTICES

6.1 Notices. Any notice, payment, demand or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered and given for all purposes (i) if delivered personally to the party or to an officer of the party to whom the same is directed, when received by such party, (ii) if delivered by confirmed telecopy transmission, when received if received on a Business Day during normal business hours of the recipient, and if not, on the next Business Day, (iii) by a nationally recognized overnight courier services or (iv) whether or not the same is actually received, if sent by registered or certified mail, return receipt requested, postage and charges prepaid, addressed as follows: If to the LLC, at its principal place of business the address of which is set forth in Section 2.2; if to a Member, at such Member's address set forth on Exhibit A hereto, or to such other address as such Member may from time to time specify by written notice to the Members and the LLC; such notice shall be deemed to be given five (5) days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid. Any party may by written notice to the other parties specify a different address or facsimile number for notice purposes by sending notice thereof in the foregoing manner.

6.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

OFFICERS

7.1 Officers.

(a) The Board of Managers may, from time to time, designate one or more persons to be officers of the LLC (each such person an "**Officer**"). Any Officers designated by the Board of Managers shall have such authority and perform such duties as the Board of Managers may, from time to time, delegate to them. The Board of Managers may assign titles to

particular Officers and, unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation formed under the California Corporations Code of the State of California, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any restrictions on such authority imposed by the Board of Managers. Any number of offices may be held by the same person. No Officer need be a resident of the State of California or of the United States of America.

(b) Each Officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c) Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d) Any Officer may be removed as such, either with or without cause, by the Board of Managers whenever in their judgment the best interests of the LLC will be served thereby. Any vacancy occurring in any office of the LLC may be filled by the Board of Managers.

(e) The initial Officers of the LLC shall be those individuals designated as the Officers on Exhibit B.

7.2 Reliance by Third Parties. In dealing with the LLC and its duly appointed agents, no Person shall be required to inquire as to the LLC's or such agents' authority to bind the LLC.

7.3 Actions and Determinations of the LLC. Except as otherwise expressly provided herein, whenever this Agreement provides that a determination shall be made or an action shall be taken by the LLC, such determination or act shall be made or taken by the Board of Managers or, pursuant to this Agreement or with the authorization of the Board of Managers (which may be a general authorization and need not be specific as to any named person, Officer or particular transaction), by any Officer.

ARTICLE VIII

ACCOUNTING AND RECORDS

8.1 Financial and Tax Reporting. The LLC shall prepare its financial statements and its income tax information returns using such methods of accounting and tax year as the Board of Managers deems necessary or appropriate as permitted by the Code and Treasury Regulations.

8.2 Supervision; Inspection of Books. Proper and complete books of account and records of the business of the LLC (including those books and records identified in the Act) shall

be kept at the LLC's principal office and at any other place as designated by the Board of Managers.

8.3 **Tax Returns**. The LLC shall cause appropriate tax reports and returns (including an IRS Form 1065, Schedule K-1) to be prepared and delivered in a timely manner to each of the Members and to any relevant tax authority within ninety (90) days after the close of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial information necessary to prepare tax returns of the LLC, but in no event later than one hundred twenty (120) days after the close of each Fiscal Year).

8.4 **Tax Matters Partner**. The Member identified on Exhibit B as the Tax Matters Member is hereby designated as the LLC's "**Tax Matters Partner**" for purposes of the Code, to serve until his resignation or removal from the Board of Managers. If the then serving Tax Matters Partner ceases to be a Manager, the Board of Managers shall appoint a new Tax Matters Partner.

ARTICLE IX

CAPITAL ACCOUNTS AND ALLOCATIONS OF NET INCOME AND NET LOSS

9.1 **Capital Accounts**.

(a) A separate capital account (the "**Capital Account**") shall be established and maintained for each Member. The Capital Account of each Member shall be credited with such Member's Capital Contributions to the LLC (net of any liabilities secured by any contributed property that the LLC is considered to assume or take subject to), all Net Income and items of gross income allocated to such Member pursuant to Section 9.2 and any items of income or gain which are specially allocated pursuant to Section 9.3; and shall be debited with all Net Losses and items of deduction or expense allocated to such Member pursuant to Section 9.2, any items of loss or deduction of the LLC specially allocated to such Member pursuant to Section 9.3, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the LLC to such Member. To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with the rules of U.S. Treasury Regulations Section 1.704-1(b)(2)(iv), as the same may be amended or revised. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any Interest in the LLC in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest. Whenever the LLC would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of LLC property, the Board of Managers shall adjust the Capital Accounts of the Members if it determines that doing so would be appropriate, and shall do so in connection with any issuance of any Profits Interests. If Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and

loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of determining the allocation of items of income, gain, loss and deduction among the Members for tax purposes and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

(b) No Member shall be required to pay to the LLC or to any other Member the amount of any negative balance which may exist from time to time in such Member's Capital Account.

9.2 Allocations of Net Income and Net Loss. Net Income, Net Loss and items thereof of the LLC for each Fiscal Year (or other Accounting Period) shall be allocated to the Members in such manner that if the LLC were to liquidate completely after the end of such Fiscal Year (or other Accounting Period) and in connection with such liquidation (i) sell all of its assets at their Carrying Values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (limited, in the case of nonrecourse liabilities, to the collateral securing such liability), and (iii) each Member were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, then:

(a) the distribution by the LLC of any remaining cash to the Members in accordance with their respective Capital Account balances (after crediting or debiting the Capital Accounts for any Net Income, Net Loss, items thereof and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions required to be made in connection with the liquidation) would correspond as closely as possible to the liquidating distributions that would result if the liquidating distributions had instead been made in accordance with Section 10.3; and

(b) any resulting deficit Capital Account balance (after crediting or debiting Capital Accounts for Net Income, Net Loss, items thereof, and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions made in connection with the liquidation) would correspond as closely as possible to the manner in which economic responsibility for LLC deficit balances, if any, would be borne by the Members under the terms of this Agreement or any collateral agreement.

9.3 Special Allocation Provisions. Notwithstanding any other provision in this Agreement:

(a) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain (determined in accordance with the principles of U.S. Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any LLC taxable year, the Members shall be specially allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to U.S. Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with U.S. Treasury Regulations Section 1.704-2(f). This Section 9.3(a) is intended to comply

with the minimum gain chargeback requirements in such U.S. Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in U.S. Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in U.S. Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of LLC income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in its Capital Account (in excess of the amounts described in clauses (i) and (ii) of Section 9.3(c) below) created by such adjustments, allocations or distributions as promptly as possible. This Section 9.3(b) is intended to constitute a "qualified income offset" when the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d).

(c) Limitation on Net Losses. If any allocation of Net Loss or an item of deduction, expenditure or loss to be made pursuant to Section 9.2 or this Section 9.3 for any Fiscal Year or other Accounting Period would cause a deficit in any Member's Capital Account (or would increase the amount of any such deficit) in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of U.S. Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), then such Net Loss or item of deduction, expenditure or loss shall be allocated to the Members that have positive Capital Account balances (in excess of the amounts described in clauses (i) and (ii) of this section for such Member) in proportion to the respective amounts of such positive balances until all such positive balances have been reduced to zero.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of U.S. Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of LLC income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 9.3(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IX have been tentatively made as if Section 9.3(c) and this Section 9.3(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated in accordance with the number of Units held by each Member and in the same manner as if such Nonrecourse Deductions were taken into account in determining Net Income and Net Loss for such Accounting Period or fiscal year.

(f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Partner Nonrecourse Deductions are attributable in accordance with U.S. Treasury Regulations Section 1.704-2(j).

(g) Change in Interests. If there is a change in any Member's Interest in the LLC during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Income and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d), the Board of Managers may adopt any method or convention permitted under applicable Treasury Regulations. If there is a change in the Interest of any Member, then for purposes of applying Section 9.2(a) with respect to the Fiscal Period ending on the date of change, the hypothetical liquidating distributions under Section 9.2(a) shall be made on the basis of the Interests of each Member as applied before giving effect to such change.

(h) Imputed Income. To the extent the LLC has taxable interest income or expense imputed with respect to any promissory note or other obligation between any Member and the LLC, as maker and holder respectively, pursuant to Section 483, Sections 1271 through 1288, or Section 7872 of the Code, such imputed interest income or expense shall be specially allocated to the Member to whom such promissory note relates, and such Member's Capital Account shall be adjusted as appropriate to reflect the recharacterization as interest of a portion of the principal amount of such promissory note and to reflect any deemed contribution or distribution of such interest income. The foregoing provisions of this subsection 9.3(h) shall not apply to any interest or original issue discount expressly provided for in any such promissory note or other obligation.

(i) Adjustments in Connection with Noncompensatory Option Exercise and Convertible Debt. The Board of Managers is hereby authorized to interpret and implement in its reasonable discretion the allocation provisions described in the proposed Treasury Regulations on partnership noncompensatory options and convertible debt, dated January 22, 2003 (REG-103580-02) or as later finalized.

(j) Adjustments in Connection with Compensatory Option Exercise and Forfeiture of Restricted Units. The Board of Managers is hereby authorized to interpret and implement in its reasonable discretion the allocation provisions of the proposed Treasury Regulations on compensatory partnership equity dated May 24, 2005 (REG-105346-03) and the proposed IRS Revenue Procedure published in IRS Notice 2005-43 (the "**Proposed Revenue Procedure**").

9.4 Curative Allocations. If the Board of Managers determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of LLC income, gain, loss, deduction or credit is not specified in this Article IX (an "unallocated item"), or that the allocation of any item of LLC income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the LLC (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "misallocated item"), then the Board of Managers may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided* that no such allocation shall have any effect on the amounts distributable to any Member (other than tax distributions), including the amounts to be distributed upon the complete liquidation of the LLC.

9.5 Tax Allocations. For income tax purposes only, each item of income, gain, loss and deduction of the LLC shall be allocated in the same manner as the corresponding items of Net Income and Net Loss and specially allocated items are allocated for Capital Account purposes; *provided* that in the case of any LLC asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Section 704(c) of the Code so as to take account of the difference between the Carrying Value and adjusted tax basis of such asset. Unless otherwise agreed by the Board of Managers, for purposes of applying the principles of Section 704(c), the LLC shall use the "traditional method" of Treasury Regulation Section 1.704-3(b).

9.6 Safe Harbor Election. The Board of Managers is hereby authorized and directed to elect the safe harbor described in section 4 of the Proposed Revenue Procedure (or any substantially similar safe harbor provided for in other IRS guidance), if and when such Revenue Procedure (or other IRS guidance) is finalized (the "**Safe Harbor**"). The LLC and each Member (including any Persons to whom a Profits Interest is Transferred or issued in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agree to comply with all requirements of the Safe Harbor while such election remains in effect, including making tax filings (if any) consistent with the applicable requirements of such Safe Harbor and any relevant Treasury Regulations. In addition, the Members agree to amend this Agreement as and if required by the finalized Revenue Procedure (or substantially similar other IRS guidance) in order to ensure that the Transfer or issuance of an Interest in connection with the provision of services to, or on behalf of, the LLC is eligible for the benefits of the Safe Harbor. Notwithstanding the preceding sentences, no election or amendment shall be made pursuant to this Section 9.6 if the Safe Harbor, when finalized, is substantially different from the Proposed Revenue Procedure and the application of the Safe Harbor would result in materially adverse consequences to the LLC.

ARTICLE X

DISTRIBUTIONS

10.1 Distributions.

(a) Except as provided in Section 10.2, distributions of the LLC's cash or other assets to the Members shall be made at such times and in such amounts as determined by the Board of Managers; *provided* that the LLC shall retain sufficient working capital reserves as measured immediately after any proposed distribution. No Member shall be entitled to any distribution or payment with respect to such Member's Interest in the LLC except as set forth in this Agreement.

(b) Other than distributions pursuant to Section 10.2 or pursuant to a Liquidation Event as set forth in Section 10.3 and distributions pursuant to Section 13.4, if the Board of Managers determines to make any distribution of cash or other assets to the Members, all such distributions shall be made in the following order of priority:

(i) First, to the Common Members, pro rata in proportion to the number of Common Units held by each, until an amount equal to the Capital Contributions attributable to each such Common Unit has been distributed by the LLC pursuant to this Section 10.1(a)(i); and

(ii) Second, to the Common Members pro rata in proportion to the number of Common Units held by each; *provided, however*, any distributions of all or substantially all of the assets of the LLC to Members will be made such that each Member receives the amount it would have been entitled to receive pursuant to Article XIII if the LLC had been wound-up on and as of the date of such distribution. Notwithstanding the foregoing provisions of this Section 10.1(b), amounts that would otherwise be distributed to any Common Unit that was issued as a Profits Interest shall be reduced by an amount equal to its remaining Profits Interest Threshold Amount for such Common Unit and the amount by which the distribution to such Profits Interest is reduced shall instead be distributed (subject again to the application of this sentence with respect to Common Units that have a Profits Interest Threshold Amount) to the holders of Units as provided in the foregoing provisions of this Section 10.1(b). Notwithstanding the foregoing, any amount redistributed with respect to a Common Unit as provided in the preceding sentence shall be redistributed only among (i) those Units that were not issued as a Profits Interest and (ii) those Units that were issued as a Profits Interest and have no remaining Profits Interest Threshold Amount.

(c) Except as otherwise provided by law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 10.1.

10.2 <u>Tax Distributions</u>. Notwithstanding Section 10.1, within ninety (90) days of the end of each Fiscal Year, the LLC may, at the discretion of the Board of Managers, make a distribution to each holder of Units out of any available cash of the LLC (as determined by the Board of Managers) of an amount equal to the excess of (A) the sum of (i) the product of (x) the amount of net income and gain taxable at ordinary tax rates allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income and employment tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain, (ii) the product of (x) the amount of net income and gain taxable at long-term capital gains rates allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income and employment tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain and, (iii) in the event of allocation by the LLC of net income or gain taxable at a rate other than the ordinary or long-term capital gains rates contemplated in clauses (i) and (ii) above, the product of (x) the amount of such net income and gain taxable at such other rate allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years and (y) the maximum marginal rate of federal, state and local income and employment tax applicable to an individual subject to tax in the Designated Jurisdiction with respect to such income or gain, over (B) the cumulative cash distributions previously made with respect to such Unit pursuant to this Section 10.2 and Section 10.1(b) during such Fiscal Year and all prior Fiscal Years. The determination of the tax rates to be used for purposes of the preceding sentence shall be made by the Board of Managers in their good faith discretion after

consulting with the LLC's tax advisors, taking into account among other things changes in applicable tax rates over the relevant period, the deductibility of state and local taxes and any limitations on the ability of an individual to deduct any items of expense or loss under United States federal income tax principles. For the avoidance of doubt, the references to "net income and gain" in clauses (A)(i)(x), (A)(ii)(x), and (A)(iii)(x) above shall mean that amount of such gross income and gain of the LLC allocated with respect to such Unit for all such Fiscal Years reduced by the gross amount of loss and deduction allocated with respect to such Unit for all such Fiscal Years that is available as an offset to such income and gain. Without prejudice to the foregoing, the LLC may make a distribution out of any available cash of the LLC (as determined by the Board of Managers) to each holder of Units as soon as practicable following the close of each Estimated Tax Period (each an "**Estimated Tax Distribution**") of each Fiscal Year in amounts equal to the estimated tax liability of each Unit holder relating to such Estimated Tax Period (as estimated by the Board of Managers in their good faith discretion after consulting with the LLC's tax advisors and based on the results of such quarter and using the methodology and assumptions described in the preceding sentences). Estimated Tax Distributions made during a Fiscal Year shall be treated as advances and shall reduce the distributions otherwise distributable in accordance with the first sentence of this Section 10.2 for such Fiscal Year, and upon prior written notice, if the amount of Estimated Tax Distributions for a Fiscal Year exceed the amount otherwise distributable in accordance with the first sentence of this Section 10.2, each Member promptly shall return to the LLC the excess distributed to such Member within the later of (i) thirty (30) days following the delivery of such prior written notice to the Members, or (ii) sixty (60) days following the end of such Fiscal Year, and if the amount of Estimated Tax Distributions for a Fiscal Year is less than the amount otherwise distributable in accordance with the first sentence of this Section 10.2, the LLC may distribute the shortfall to the Members within sixty (60) days of the end of such Fiscal Year. Notwithstanding the foregoing, distributions pursuant to this Section 10.2 shall not be available to a Member with respect to any guaranteed payment under Code Section 707(c) or any payment to a Member not in his, her or its capacity as a Member under Code Section 707(a). Notwithstanding anything to the contrary contained in this Agreement, after taking into account distributions effected pursuant to this Section 10.2, if any, subsequent distributions with respect to each Unit pursuant to Sections 10.1 and 10.3 shall be adjusted as necessary to ensure that, over the period of time since the date of this Agreement, the aggregate cash or other property distributed with respect to such Unit under this Agreement shall be equal to the aggregate amount which would have been distributed with respect to such Unit had there been no distributions pursuant to this Section 10.2 and had this Section 10.2 not been part of this Agreement.

10.3 Liquidation Event Distributions.

(a) Upon any Liquidation Event, funds and assets of the LLC determined by the Board of Managers to be available for distribution shall be distributed to the Members as follows, in the following order of priority:

(i) First, to the Common Members, pro rata in proportion to the number of Common Units held by each, until an aggregate amount equal to the Capital Contributions attributable to each such Common Unit has been distributed by the LLC pursuant to this Section 10.3(a)(i) and Section 10.1(b)(i); and

(ii) Second, to the Common Members pro rata in proportion to the number of Common Units held by each. Notwithstanding the foregoing provisions of this Section 10.3, amounts that would otherwise be distributed to any Common Unit that was issued as a Profits Interest shall be reduced by an amount equal to its remaining Profits Interest Threshold Amount for such Common Unit and the amount by which the distribution to such Profits Interest is reduced shall instead be distributed (subject again to the application of this sentence with respect to Common Units that have a Profits Interest Threshold Amount) to the holders of Units as provided in the foregoing provisions of this Section 10.3. Notwithstanding the foregoing, any amount redistributed with respect to a Common Unit as provided in the preceding sentence shall be redistributed only among (i) those Units that were not issued as a Profits Interest and (ii) those Units that were issued as a Profits Interest and have no remaining Profits Interest Threshold Amount.

(b) For the avoidance of doubt, in the event of any Liquidation Event, any proceeds payable directly to the holders of Units shall be shall be distributed among such holders of Unit as though such proceeds were received by the LLC and were distributed from the LLC to the Members in accordance with this Section 10.3. For the avoidance of doubt, in the event of any Liquidation Event, if any portion of the consideration payable to the holders of Units is placed into escrow and/or is payable to such holders subject to contingencies, the definitive agreement with respect to such Liquidation Event shall provide that the portion of such consideration that is placed in escrow and/or subject to any contingencies (the "**Contingent Consideration**") shall be allocated to the Members in accordance with this Section 10.3 as if all of consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the Liquidation Event (so that the Contingent Consideration shall be allocated among the Members pro rata based on the amount of such consideration otherwise payable to each Member pursuant to this Section 10.3). Each Member (including any Persons to whom a Common Unit was issued as a Profits Interest in connection with the provision of services, and any Person to whom an Interest is Transferred by another Member) agrees to take such actions as may be required, necessary or advisable to effect the intent of this Section 10.3.

(c) In any of such events, if the consideration received by the LLC, or payable to the Members, is other than cash, its value shall be deemed to be the fair market value as mutually determined in good faith by the Board of Managers.

10.4 <u>No Other Withdrawals</u>. Except as expressly provided in this Agreement, no withdrawals or distributions shall be required or permitted.

10.5 <u>Distribution Limitations</u>. Notwithstanding any provision to the contrary contained in this Agreement, the LLC shall not make a distribution to any Member on account of its Interest in the LLC if such distribution would violate the Act or other applicable law or breach any contract or agreement to which the LLC is a party.

ARTICLE XI

TRANSFER OF MEMBERSHIP

11.1 Transfer. No Member may transfer, sell, encumber, mortgage, pledge, assign or otherwise dispose of, either directly or indirectly, by operation of law or otherwise (herein collectively called a "**Transfer**") any portion of its Interest in the LLC without the consent of the Board of Managers and except as expressly provided in this Agreement.

11.2 Transfer Void. Any Transfer or attempted Transfer of an Interest in the LLC in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the LLC, any Member, any creditor of the LLC or any claimant against the LLC and may be enjoined, and shall not be recorded on the books and records of the LLC. No distributions of cash or property of the LLC shall be made to any transferee of any Interest Transferred in violation hereof, nor shall any such Transfer be registered on the books of the LLC. The Transfer or attempted Transfer of any Interest in violation hereof shall not affect the beneficial ownership of such Interest, and, notwithstanding such Transfer or attempted Transfer, the Member making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive liquidation proceeds with respect to such Interest.

11.3 Effect of Assignment. Following a Transfer of an Interest that is permitted under this Article XI, the transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest and shall receive allocations and distributions under Articles IX and X in respect of such Interest as if such transferee were a Member.

11.4 Legends.

(a) Any certificate representing Units shall be endorsed with the following legend, as well as with any legends as may be required by applicable federal and state securities laws:

> "THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN WRITTEN AGREEMENT BETWEEN THE REGISTERED HOLDERS OF THE UNITS OF THE LLC (OR THE PREDECESSOR IN INTEREST TO THE UNITS). SUCH AGREEMENT RESTRICTS THE TRANSFER OF UNITS. SUCH AGREEMENT CONTAINS PROVISIONS REGARDING THE VOTING OF THE UNITS REPRESENTED BY THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON WRITTEN REQUEST. BY ACCEPTING ANY INTEREST IN SUCH UNITS THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT."

(b) Any certificate issued at any time in exchange or substitution for any certificate bearing such legends shall also bear such legends, unless the Units represented thereby are no longer subject to the provisions of this Agreement or, in the opinion of the LLC (with advice from counsel to the LLC, as the LLC may deem appropriate), the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

11.5 Publicly Traded Partnership Limitations. Notwithstanding any other provision of this Agreement, no Transfer shall be permitted if (i) the Board of Managers determines in its sole discretion that such transaction will either cause the LLC to be characterized as a "publicly traded partnership" or will materially increase the risk that the LLC will be so characterized or (ii) such Transfer would occur in a transaction registered or required to be registered under the Securities Act. For purposes of this Section 11.5, the phrase "publicly traded partnership" shall have the meanings set forth in Section 7704(b) and 469(k) of the Code. In particular and without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.7704-1(c)).

11.6 Effective Date. Any Transfer in compliance with this Article XI shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

11.7 "Market Stand-Off" Agreement. Each holder of Common Units or other securities issued by the LLC including securities convertible into or exercisable or exchangeable for any such Units, hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the LLC's Initial Public Offering and ending on the date specified by the LLC and the managing underwriter (such period not to exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the LLC or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the Financial Industry Regulatory Authority and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Units, or any securities convertible into or exercisable or exchangeable for any such Units or shares held immediately prior to the effectiveness of the Registration Statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Units or shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Units or shares or other securities, in cash or otherwise. The foregoing provisions of this Section 11.7 shall apply only to the LLC's Initial Public Offering of equity securities, shall not apply to the sale of any Units or shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Holders if

all officers, managers, directors and holders of greater than one percent (1%) of the LLC's outstanding securities (on an as-converted basis) enter into similar agreements. The underwriters in connection with the LLC's Initial Public Offering are intended third-party beneficiaries of this Section 11.7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the LLC's Initial Public Offering that are consistent with this Section 11.7 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the LLC or the underwriters shall apply to all Holders subject to such agreements pro rata based on the number of Units or shares subject to such agreements.

In order to enforce the foregoing covenant, the LLC may impose stop-transfer instructions with respect to the above described securities of each Holder (and the units, shares or securities (as applicable) of every other person subject to the foregoing restriction) until the end of such period.

(a) Each Holder agrees that a legend reading substantially as follows shall be placed on all certificates representing the all of above described securities of each Holder (and the Units, shares or securities (as applicable) of every other person subject to the restriction contained in this Section 11.7):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD OF UP TO 180 DAYS AFTER THE EFFECTIVE DATE OF THE ISSUER'S INITIAL REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE LLC AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE UNITS.

11.8 **Required Sale**. Notwithstanding anything contained herein to the contrary, if a majority of the Board of Managers and Majority in Interest of the Members approve a Liquidation Event, then each Member hereby agrees with respect to all securities of the LLC which it own(s) or otherwise exercises voting or dispositive authority:

(a) In the event such transaction is to be brought to a vote at a meeting of the Members, after receiving proper notice of any meeting of the Members of the LLC to vote on the approval of a Liquidation Event, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Units of the LLC as to which it has beneficial ownership in favor of such Liquidation Event and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the LLC to consummate such Liquidation Event;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Liquidation Event;

(d) to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the LLC; and

(e) neither any of the Members hereto nor any Affiliates thereof shall deposit any Units beneficially owned by such Member or Affiliate in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

Notwithstanding the foregoing, no Member shall be required to vote in the manner described by this Section 11.8 unless the net proceeds of such Liquidation Event are to be distributed to Members of the LLC in accordance with the Article X, hereof.

During the term of this Agreement, each of the Members agrees to vote all Units now or hereafter owned by such Member, whether beneficially or otherwise, or as to which such Member has voting power at a regular or special meeting of the Members (or by written consent) in accordance with the provisions of this Section 11.8. Upon the failure of any Member to vote their Units in accordance with the terms of this Section 11.8, such Member hereby grants to the LLC a proxy coupled with an interest in all Units owned by such Member, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 11.8 is amended to remove such grant of proxy in accordance with Section 14.1 hereof, to vote all such Units at a regular or special meeting of the Members (or by written consent) as necessary or required to effect the transactions contemplated by this Section 11.8. It is agreed and understood that monetary damages would not adequately compensate an injured Member for the breach of this Section 11.8 by any other Member, that this Section 11.8 shall be specifically enforceable, and that any breach or threatened breach of this Section 11.8 shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Member waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

11.9 Redemption. The Common Units shall not be redeemable at the option of the holder thereof.

ARTICLE XII

INDEMNIFICATION AND LIMITATION OF LIABILITY

12.1 Indemnification.

(a) For purposes of this subsection (a), (i) "agent" means each Manager, former Manager, Officer, former Officer, Member and former Member; (ii) "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, legislative or investigative; and (iii) "expenses" include, without limitation, reasonable attorneys' fees and other expenses of establishing a right of indemnification under this subsection (a). The LLC shall, to the fullest and broadest extent permitted by law, indemnify and hold harmless each agent (and his heirs and legal and personal representatives) against losses and damages arising out of liabilities or expenses incurred by him while acting on behalf of the LLC, regardless of whether the agent is or continues to be a Member, Manager or

Officer at the time any such liability or expense is paid. Without limiting the generality of the foregoing, the LLC hereby agrees to indemnify each agent (and his heirs and legal and personal representatives), and to save and hold it or him harmless, from and in respect of all (1) fees, costs and expenses incurred in connection with or resulting from any demand, claim, action or proceeding against such agent (and his heirs and legal and personal representatives) or the LLC that arises out of or in any way relates to the LLC, the LLC assets, or the business or affairs of the LLC, and (2) such demands, claims, actions and proceedings and any losses or damages resulting therefrom, including judgments, fines and amounts paid in settlement or compromise (if such settlement or compromise is approved in advance by the LLC, which approval shall not be unreasonably withheld) of any such demand, claim, action or proceeding. Notwithstanding the foregoing, this right of indemnification shall not extend to (i) conduct by an agent if it is determined by a final judgment of a court of competent jurisdiction or by arbitration pursuant to Section 14.10 that such agent's conduct was undertaken in bad faith or that the agent's conduct or its acts or omissions constituted recklessness, fraud or intentional wrongdoing, or (ii) any liability arising by reason of any act or omission of an agent subsequent to his ceasing to be a Member, Manager or Officer or subsequent to the termination of the LLC. The termination of any proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the agent failed to meet the applicable standard of conduct. The LLC shall be required to pay the expenses incurred by any agent indemnified hereunder in connection with any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such agent to repay such payment if there shall be an adjudication or determination that such agent is not entitled to indemnification as provided herein.

(b) The indemnification accorded to an agent under subsection (a) of this Section 12.1 shall be made solely out of the assets of the LLC, and no Member, Manager or Officer shall have any personal liability or other obligation therefor. Nothing in subsection (a) of this Section 12.1 shall be deemed to require any Member to make any additional Capital Contribution.

(c) If such agent wishes to make a claim under subsection (a) of this Section 12.1, the agent shall notify the LLC in writing within thirty (30) days after receiving notice of the commencement of any action that may result in a right to be indemnified under subsection (a) of this Section 12.1; provided however that the failure to notify the LLC will not relieve the LLC of any liability for indemnification pursuant to subsection (a) of this Section 12.1 (except to the extent that the failure to give notice will have been materially prejudicial to the LLC).

12.2 <u>Exculpation by Members</u>. For purposes of this Section 12.2, the term "agent" shall have the meaning assigned to such term in subsection (a) of Section 12.1. No agent shall be liable to the LLC or any Member or any person who acquires any interest in the LLC for (a) honest mistakes in judgment, or for action or inaction, taken reasonably and in good faith and for a purpose that was reasonably believed to be in the best interests of the LLC or (b) losses sustained or liabilities incurred as a result of any act or omission of such agent if such act or omission did not constitute bad faith, recklessness, fraud or intentional wrongdoing on the part of the agent. Each agent may consult with counsel, accountants and other professionals in respect of LLC affairs and shall be fully protected and justified in acting, or failing to act, if such action or failure to act is in accordance with the reasonable advice or opinion of such counsel,

accountant or other professional and if such counsel, accountant or other professional shall have been selected with reasonable care. Notwithstanding the foregoing, the provisions of this Section 12.2 shall not relieve any person of liability arising by reason of acting in bad faith, or if such person's conduct in the performance of its duties hereunder, or its acts or omissions, constitute recklessness, fraud, intentional wrongdoing or gross negligence. This Agreement shall be construed to give effect to the provisions of this Section 12.2 to the fullest extent permitted by law.

12.3 Limitation of Liability. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC and no Member, Manager or Officer shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member, Manager or Officer of the LLC.

12.4 Counsel to the LLC. Counsel to the LLC may also be counsel to a Member with respect to matters related to or unrelated to the LLC. Any Manager may execute on behalf of the LLC and the Members any consent to the representation of the LLC that counsel may request pursuant to the California Rules of Professional Responsibility or similar rules in any other jurisdiction ("**Rules**"). The LLC has initially selected Alloy Law, PC ("**LLC Counsel**") as legal counsel to the LLC. Each Member acknowledges that LLC Counsel does not represent any Member in its capacity as a Member in the absence of a clear and explicit written agreement to such effect between the Member and LLC Counsel (and then only to the extent specifically set forth in such agreement), and that in the absence of any such agreement LLC Counsel shall owe no duties directly to a Member. Each Member further acknowledges that, whether or not LLC Counsel has in the past represented or is currently representing such Member with respect to other matters, LLC Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement.

ARTICLE XIII

DISSOLUTION AND TERMINATION

13.1 Dissolution. The LLC shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) the expiration of its stated term;

(b) the affirmative vote of a Majority in Interest of the Members; or

(c) the entry of a decree of judicial dissolution under the Act.

Except as otherwise provided herein, the death, bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the LLC, shall not dissolve or terminate the LLC. Notwithstanding any other provision of this Agreement, the bankruptcy of a Member will not cause that Member to cease to be a member of the LLC, and upon the occurrence of such an event, the business of the LLC shall continue without dissolution. Notwithstanding any other provision of this Agreement, each Member waives any right it might have under the Act to agree

in writing to dissolve the LLC upon the occurrence of the bankruptcy of a Member or the occurrence of any other event that causes a Member to cease to be a member of the LLC.

13.2 **<u>Authority to Wind Up</u>**. Upon the dissolution of the LLC as set forth in Section 13.1, the Board of Managers shall have all necessary power and authority required to marshal the assets of the LLC, to pay the LLC's creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the Board of Managers shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of the Board of Managers, with the orderly winding up of the LLC.

13.3 **<u>Winding Up and Certificate of Cancellation</u>**. The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the LLC have been distributed to the Members.

13.4 **<u>Distribution of Assets</u>**. Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Board of Managers. The assets of the LLC shall be distributed as follows in accordance with the Act:

(i) to the payment of the expenses of the winding-up, liquidation and dissolution of the LLC;

(ii) to creditors of the LLC, including, in accordance with the terms agreed among them and otherwise on a pro rata basis (based on amounts owed to them), Members who are creditors (other than in respect of distributions owing to them or to former Members hereunder), either by the payment thereof or the making of reasonable provision therefor; and

(iii) to establish reserves, in amounts established by the Board of Managers or such liquidator, to meet other liabilities of the LLC other than to the Members or former Members in respect of distributions owing to them hereunder.

The remaining assets of the LLC shall be applied and distributed among the Members as provided in Section 10.3.

The distribution of cash, securities and other property to a Member in accordance with the provisions of this Section 13.4 shall constitute a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Interest and all the LLC's property, and shall constitute a compromise to which all Members have consented within the meaning of the Act. If such cash, securities and other property are insufficient to return such Member's Capital Contributions or returns thereon, the Member shall have no recourse against the Board of Managers, other Members or Officers.

ARTICLE XIV

MISCELLANEOUS

14.1 Amendment.

(a) Except as expressly set forth herein, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), including any amendment or waiver by merger, consolidation or otherwise, only with the consent of a Majority in Interest of the Members. Any amendment or waiver so effected shall be binding upon all the Parties hereto.

(b) The LLC will not, without the written consent of Majority in Interest of the Members (by vote or written consent, as provided by the Act and this Agreement):

(i) by amendment of this Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid, or consummate or agree to consummate any such action that has the effect of avoiding, the observance or performance of any of the terms to be observed or performed under this Agreement by the LLC, but will at all times in good faith assist in the carrying out of all the provisions of this Agreement; or

(ii) amend, alter or repeal this Section 14.1 of this Agreement.

(c) Notwithstanding the foregoing provisions, (i) the Board of Managers may amend and modify the provisions of this Agreement (including Article IX) and Exhibits A and B hereto to the extent necessary to reflect the issuance of Units or the repurchase of any Units, the granting of Awards, the admission, substitution or removal of any Member permitted under this Agreement and the election, designation, removal, vacancy or resignation of any Manager (in each case subject to the approval of any such action by the requisite vote of Members entitled to vote pursuant to this Agreement); and (ii) notwithstanding anything to the contrary in this Agreement, this Agreement may be amended or modified to the extent necessary to effectuate the issuance of Additional Interests pursuant to Section 3.5(a). Furthermore, the Board of Managers may amend this Agreement, without the consent of the Members, (i) to make a change that is necessary or desirable to cure any ambiguity or inconsistency and to make changes to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, regulation or statute of any governmental body which will not be inconsistent with this Agreement, in both cases, subject to the requirement that any Member not be materially and adversely affected; or (ii) to prevent any material and adverse effect to the LLC or any Member arising from the application of legal restrictions to any Member, subject to the requirement that no Member be adversely affected without its consent; or (iii) to reflect changes made in the composition of the Members in accordance with the provisions of this Agreement. Promptly after entering into any amendment pursuant to this subsection 14.1(b), the Board of Managers shall provide the Members a copy of such amendment.

14.2 Power of Attorney.

(a) By signing this Agreement, each Member hereby makes, constitutes and appoints the Board of Managers, and each of them, with full power of substitution and resubstitution, his, her or its true and lawful agent or agents and attorney- or attorneys-in-fact for him, her or it and in his, hers or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) the Certificate, (ii) all instruments amending, restating or canceling the Certificate, as the same may hereafter be amended or restated, that may be appropriate and (iii) such other agreements, instruments, elections or documents as may be necessary or advisable (a) to reflect the exercise by a Member of any of the powers granted to him, her or it under this Agreement, (b) to reflect the admission to the LLC of any Additional Member in accordance with Section 3.5, (c) that may be required of the LLC or of the Members by the laws of California or any other jurisdiction, (d) to comply with all applicable requirements associated with implementing the Safe Harbor as provided in Section 9.6 and € to effect the agreements and transactions set forth in Section 11.8 with respect to structuring and consummating a Liquidation Event. Each Member authorizes such agent or attorney-in-fact to take any further action that such agent or attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Each Member shall provide to the Board of Managers copies of all documents executed pursuant to the power of attorney contained in this Section 14.2.

(b) The power of attorney granted pursuant to this Section 14.2:

(i) is a special power of attorney coupled with an interest and is irrevocable;

(ii) may be exercised by such attorney-in-fact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; and

(iii) shall survive the assignment by a Member of its Interest in the LLC, except that where the assignee thereof is admitted as a Member, the power of attorney shall survive such assignment as to the assignor Member for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

14.3 Withholding. The LLC shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the LLC to withhold or make payments to any governmental authority with respect to any federal, state, local, or other jurisdictional tax liability of such Member arising as a result of such Member's Interest in the LLC. To the extent each such payment satisfies an obligation of the LLC to withhold, with respect to any distribution to a Member on which the LLC did not withhold or with respect to any Member's allocable share of the income of the LLC, each such payment shall be deemed to be a loan by the LLC to such Member (which loan shall be deemed to be immediately due and

payable) and shall not be deemed a distribution to such Member. The amount of such payments made with respect to such Member, plus interest, on each such amount from the date of each such payment until such amount is repaid to the LLC at an interest rate per annum equal to the prime rate published in the *Wall Street Journal* on the date of such payment by the LLC with respect to such Member, shall be repaid to the LLC by (a) deduction from any cash distributions made to such Member pursuant to this Agreement, or (b) earlier payment by such Member to the LLC, in each case as determined by the LLC in its discretion. The LLC may, in its discretion, defer making distributions to any Member owing amounts to the LLC pursuant to this Section 14.3 until such amounts are paid to the LLC and shall in addition exercise any other rights of a creditor with respect to such amounts. Each Member agrees to indemnify and hold harmless the LLC and each of the Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to said Member. Any amount payable as indemnity hereunder by a Member shall be paid promptly to the LLC upon request for such payment from the LLC, and if not so paid, the LLC shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts.

14.4 Apportionment of Amounts Withheld at the Source or Paid by the LLC.

(a) If the LLC receives securities disposition proceeds or other income with respect to which taxes have been withheld at the source or with respect to which the LLC makes payments to any taxing authority, the aggregate amount of such taxes so withheld or paid shall be deemed for all purposes of this Agreement to have been received by the LLC and then distributed by the LLC to and among the Members based on the amount of such withholding or other taxes attributable to each Member, as determined by the Board of Managers after consulting with the LLC's accountants or other advisers, taking into account any differences in the amount of such withholding or other taxes attributable to each Member because of such Member's status, nationality or other characteristics. The intent of the preceding sentence is to have the burden of taxes withheld at the source or paid or reimbursed by the LLC borne by those Members to which such withholding or other taxes are attributable to the maximum extent possible. If the amounts deemed distributed to the Members in accordance with such sentence do not comport with the provisions of this Agreement relating to the apportionment of distributions among the Members, then, notwithstanding such distribution provisions, subsequent distributions to the Members shall be adjusted in an equitable manner by the Board of Managers to reflect the intent of such sentence.

(b) If the LLC is required to remit cash to a governmental agency in respect of a withholding obligation arising from an in-kind distribution by the LLC or the LLC's receipt of an in-kind payment, the Board of Managers may cause the LLC to sell an appropriate portion of the property at issue and, to the extent permitted by applicable law (as determined by the Board of Managers), any resulting income or gain shall be allocated solely for income tax purposes entirely to the Member or Members in respect of which such withholding obligation arises (in such proportion as the Board of Managers shall determine in its reasonable discretion).

14.5 Notice to and Consent of Members. By executing this Agreement, each Member acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer), and (b) all of the provisions of the Certificate.

14.6 Further Assurances. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC created by this Agreement.

14.7 Binding Effect. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

14.8 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

14.9 Title to LLC Property. Legal title to all property of the LLC will be held and conveyed in the name of the LLC.

14.10 Dispute Resolution. Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or any agreement or other instrument executed pursuant hereto or otherwise arising out of the execution of any of the foregoing, including, without limitation, any claim based on contract, tort, or statute, shall be resolved or determined, at the request of any party, by arbitration conducted in San Francisco, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association. Any judgment or award rendered by the arbitrator will be final, binding and non-appealable, and judgment may be entered by any State or Federal court having jurisdiction thereof. The arbitrator shall be required to decide the controversy in accordance with applicable substantive law. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section 14.10 shall be determined by the arbitrator. The arbitrator shall be a retired or former judge and must have substantial professional experience with regard to corporate or partnership legal matters. All arbitration proceedings shall be held in the strictest of confidence and all parties and counsel shall be bound by such requirement of confidentiality. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. The designation of a situs or a governing law for this Agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable. In the arbitrator's award, the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of arbitration, including the fees of the arbitrator and reasonable attorney's fees, costs and expert witness expenses of the parties.

14.11 Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement among the parties with respect to the subject matter herein. This Agreement and the Exhibits hereto replace and supersede all prior agreements by and among the Members or any of them in respect of the LLC. This Agreement and the Exhibits hereto supersede all prior written and oral statements; and no representation, statement, condition or warranty not contained in this Agreement or the Exhibits hereto will be binding on the Members or the LLC or have any force or effect whatsoever.

14.12 **Counterparts**. This Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument. Facsimile signatures shall be deemed an original.

14.13 **Confidentiality**. Each Member hereby acknowledges that by virtue of such Member's Interests, such Member may have access, or the LLC may allow such Member access, to business, technical, other information, materials and/or ideas or this Agreement ("**Proprietary Information**," which term shall include, without limitation, anything such Member learns or discovers as a result of exposure to or analysis of any Proprietary Information). Therefore, other than with respect to an Affiliate of such Member (who agrees to be bound by this confidentiality provision), each Member hereby agrees that such Member will hold in confidence and will not possess or use (except as required to evaluate the proposed business relationship within the U.S.) or disclose any Proprietary Information except information such Member can document (a) is in the public domain through no fault of the Member's, (b) was properly known to the Member, without restriction, prior to disclosure by the LLC or (c) was properly disclosed to such Member by another person without restriction. The Members will not reverse engineer or attempt to derive the composition or underlying information, structure or ideas of any Proprietary Information. The foregoing does not grant any Member a license in or to any of the Proprietary Information. In accordance herewith, each Member also acknowledges and agrees that due to the unique nature of the Proprietary Information, any breach of this Section 14.13 would cause irreparable harm to the LLC for which damages are not an adequate remedy, and that the LLC shall therefore be entitled to equitable relief in addition to all other remedies available at law.

14.14 **No State-law Partnership**. The Members intend that the LLC not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than for U.S. federal income tax purposes as set forth in Section 14.14, and neither this Agreement nor any other document entered into by the LLC or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

14.15 **Tax Classification**. It is the intent of the Members that, prior to any conversion of the LLC to a corporate legal entity in compliance with the provisions of this Agreement, the LLC shall always be operated in a manner consistent with its treatment as a "partnership" for federal, state and local income and franchise tax purposes at all times that it has two (2) or more Members. In accordance therewith, (a) no Member shall file any election with any taxing authority to have the LLC treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Members agree that at all times that it has two (2) or more Members, except as otherwise required by applicable law, they (i) will not cause or permit the LLC to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation or an association taxable as a corporation for any tax purposes; (ii) will cause the LLC to make any election reasonably determined by the Tax Matters Member to be necessary or appropriate in order to ensure the treatment of the LLC as a partnership for all tax purposes; (iii) will cause the LLC to file any required tax returns in a manner consistent with its treatment as a partnership for tax purposes; and (iv) have not taken, and will not take, any action that would be inconsistent with the treatment of the LLC as a partnership for such purposes.

14.16 **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future laws applicable to the LLC effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14.17 **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

14.18 **Interpretation**. The titles and section headings set forth in this Agreement are for convenience only and shall not be considered as part of agreement of the parties. When the context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. No provision of this Agreement shall be interpreted or construed against any party because such party or its counsel was the drafter thereof.

14.19 **Aggregation of Units**. All Units held or acquired by Affiliates of Members shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

____
Renata Stoica

EXHIBIT A
TO THE
LIMITED LIABILITY COMPANY AGREEMENT OF TINYB CHOCOLATE, LLC

MEMBERS; UNITS

MEMBER	UNITS
Renata Stoica	4,000,000
Total	**4,000,000**

EXHIBIT B

Managers:
Andrei Stoica, Chairman of the Board
Renata Stoica

Officers:
Andrei Stoica: Chief Executive Officer, Treasurer, Secretary
Renata Stoica: President

Tax Matters Member:
Renata Stoica

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

The following confirms and memorializes an agreement that TinyB chocolate LLC, a California Limited Liability Company (the "Company") and I Renata Stoica have had since the commencement of my employment (which term, for purposes of this agreement, shall be deemed to include any relationship of service to the Company that I may have had prior to actually becoming an employee) with the Company in any capacity and that is and has been a material part of the consideration for my employment by Company:

1. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict with this Agreement or my employment with Company. I will not violate any agreement with or rights of any third party or, except as expressly authorized by Company in writing hereafter, use or disclose my own or any third party's confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of Company. Further, I have not retained anything containing any confidential information of a prior employer or other third party, whether or not created by me.

2. Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, *sui generis* database rights and all other intellectual property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by me during the term of my employment with Company to and only to the fullest extent allowed by California Labor Code Section 2870 (which is attached as **Appendix A**) (collectively "Inventions") and I will promptly disclose all Inventions to Company. Without disclosing any third party confidential information, I will also disclose anything I believe is excluded by Section 2870 so that the Company can make an independent assessment. I hereby make all assignments necessary to accomplish the foregoing. I shall further assist Company, at Company's expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. I hereby irrevocably designate and appoint Company as my agent and attorney-in-fact, coupled with an interest and with full power of substitution, to act for and in my behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me. Without limiting Section 1 or Company's other rights and remedies, if, when acting within the scope of my employment or otherwise on behalf of Company, I use or (except pursuant to this Section 2) disclose my own or any third party's confidential information or intellectual property (or if any Invention cannot be fully made, used, reproduced, distributed and otherwise exploited without using or violating the foregoing), Company will have and I hereby grant Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights.

3. To the extent allowed by law, paragraph 2 includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights," "artist's rights," "droit moral," or the like (collectively "Moral Rights"). To the extent I retain any such Moral Rights under applicable law, I hereby ratify and consent to any

action that may be taken with respect to such Moral Rights by or authorized by Company and agree not to assert any Moral Rights with respect thereto. I will confirm any such ratifications, consents and agreements from time to time as requested by Company.

4. I agree that all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) I develop, learn or obtain during the term of my employment that relate to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, constitute "Proprietary Information." I will hold in confidence and not disclose or, except within the scope of my employment, use any Proprietary Information. However, I shall not be obligated under this paragraph with respect to information I can document is or becomes readily publicly available without restriction through no fault of mine. Upon termination of my employment, I will promptly return to Company all items containing or embodying Proprietary Information (including all copies), except that I may keep my personal copies of (i) my compensation records, (ii) materials distributed to shareholders generally and (iii) this Agreement. I also recognize and agree that I have no expectation of privacy with respect to Company's telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice.

5. Until one year after the term of my employment, I will not encourage or solicit any employee or consultant of Company to leave Company for any reason (except for the bona fide firing of Company personnel within the scope of my employment).

6. I agree that during the term of my employment with Company (whether or not during business hours), I will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and I will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company.

7. I agree that this Agreement is not an employment contract for any particular term and that I have the right to resign and Company has the right to terminate my employment at will, at any time, for any or no reason, with or without cause. In addition, this Agreement does not purport to set forth all of the terms and conditions of my employment, and, as an employee of Company, I have obligations to Company which are not set forth in this Agreement. However, the terms of this Agreement govern over any inconsistent terms and can only be changed by a subsequent written agreement signed by the Chief Executive Officer of Company.

8. I agree that my obligations under paragraphs 2, 3, 4 and 5 of this Agreement shall continue in effect after termination of my employment, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on my part, and that Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine. My obligations under paragraphs 2, 3 and 4 also shall be binding upon my heirs, executors, assigns, and administrators and shall inure to the benefit of Company, it subsidiaries, successors and assigns.

9. Any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of California without regard to the conflict of laws provisions thereof. I further agree that if one or more provisions of this Agreement are held to be illegal or unenforceable under applicable California law, such illegal or unenforceable portion(s) shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and enforceable in accordance with its terms. This Agreement is fully assignable and transferable by Company, but any purported assignment or transfer by me is void. I also understand that any breach of this Agreement will cause irreparable harm to Company for which damages would not be an adequate remedy, and, therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies and without any requirement to post bond.

10. I acknowledge receipt of the following notice under 18 U.S.C § 1833(b)(1): "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal."

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY, IN DUPLICATE, WITH THE UNDERSTANDING THAT THE COMPANY WILL RETAIN ONE COUNTERPART AND THE OTHER COUNTERPART WILL BE RETAINED BY ME.

Dated:

Employee

____
Signature

Renata Stoica
Name (Printed)

Accepted and Agreed to:

TinyB chocolates LLC

By DocuSigned by: Andrei Stoica 3DA47AA0A2EA4E3...
Name Andrei Stoica
Title CEO

APPENDIX A

California Labor Code Section 2870. **Application of provision providing that employee shall assign or offer to assign rights in invention to employer.**

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for his employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

The following confirms and memorializes an agreement that TinyB chocolate LLC, a California Limited Liability Company (the "Company") and I Andrei Stoica have had since the commencement of my employment (which term, for purposes of this agreement, shall be deemed to include any relationship of service to the Company that I may have had prior to actually becoming an employee) with the Company in any capacity and that is and has been a material part of the consideration for my employment by Company:

1. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict with this Agreement or my employment with Company. I will not violate any agreement with or rights of any third party or, except as expressly authorized by Company in writing hereafter, use or disclose my own or any third party's confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of Company. Further, I have not retained anything containing any confidential information of a prior employer or other third party, whether or not created by me.

2. Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, *sui generis* database rights and all other intellectual property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by me during the term of my employment with Company to and only to the fullest extent allowed by California Labor Code Section 2870 (which is attached as **Appendix A**) (collectively "Inventions") and I will promptly disclose all Inventions to Company. Without disclosing any third party confidential information, I will also disclose anything I believe is excluded by Section 2870 so that the Company can make an independent assessment. I hereby make all assignments necessary to accomplish the foregoing. I shall further assist Company, at Company's expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. I hereby irrevocably designate and appoint Company as my agent and attorney-in-fact, coupled with an interest and with full power of substitution, to act for and in my behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me. Without limiting Section 1 or Company's other rights and remedies, if, when acting within the scope of my employment or otherwise on behalf of Company, I use or (except pursuant to this Section 2) disclose my own or any third party's confidential information or intellectual property (or if any Invention cannot be fully made, used, reproduced, distributed and otherwise exploited without using or violating the foregoing), Company will have and I hereby grant Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights.

3. To the extent allowed by law, paragraph 2 includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights," "artist's rights," "droit moral," or the like (collectively "Moral Rights"). To the extent I retain any such Moral Rights under applicable law, I hereby ratify and consent to any

action that may be taken with respect to such Moral Rights by or authorized by Company and agree not to assert any Moral Rights with respect thereto. I will confirm any such ratifications, consents and agreements from time to time as requested by Company.

4. I agree that all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) I develop, learn or obtain during the term of my employment that relate to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, constitute "Proprietary Information." I will hold in confidence and not disclose or, except within the scope of my employment, use any Proprietary Information. However, I shall not be obligated under this paragraph with respect to information I can document is or becomes readily publicly available without restriction through no fault of mine. Upon termination of my employment, I will promptly return to Company all items containing or embodying Proprietary Information (including all copies), except that I may keep my personal copies of (i) my compensation records, (ii) materials distributed to shareholders generally and (iii) this Agreement. I also recognize and agree that I have no expectation of privacy with respect to Company's telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice.

5. Until one year after the term of my employment, I will not encourage or solicit any employee or consultant of Company to leave Company for any reason (except for the bona fide firing of Company personnel within the scope of my employment).

6. I agree that during the term of my employment with Company (whether or not during business hours), I will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and I will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company.

7. I agree that this Agreement is not an employment contract for any particular term and that I have the right to resign and Company has the right to terminate my employment at will, at any time, for any or no reason, with or without cause. In addition, this Agreement does not purport to set forth all of the terms and conditions of my employment, and, as an employee of Company, I have obligations to Company which are not set forth in this Agreement. However, the terms of this Agreement govern over any inconsistent terms and can only be changed by a subsequent written agreement signed by the Chief Executive Officer of Company.

8. I agree that my obligations under paragraphs 2, 3, 4 and 5 of this Agreement shall continue in effect after termination of my employment, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on my part, and that Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine. My obligations under paragraphs 2, 3 and 4 also shall be binding upon my heirs, executors, assigns, and administrators and shall inure to the benefit of Company, it subsidiaries, successors and assigns.

9. Any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of California without regard to the conflict of laws provisions thereof. I further agree that if one or more provisions of this Agreement are held to be illegal or unenforceable under applicable California law, such illegal or unenforceable portion(s) shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and enforceable in accordance with its terms. This Agreement is fully assignable and transferable by Company, but any purported assignment or transfer by me is void. I also understand that any breach of this Agreement will cause irreparable harm to Company for which damages would not be an adequate remedy, and, therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies and without any requirement to post bond.

10. I acknowledge receipt of the following notice under 18 U.S.C § 1833(b)(1): "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal."

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY, IN DUPLICATE, WITH THE UNDERSTANDING THAT THE COMPANY WILL RETAIN ONE COUNTERPART AND THE OTHER COUNTERPART WILL BE RETAINED BY ME.

Dated:

Employee

____
Signature

Andrei Stoica
Name (Printed)

Accepted and Agreed to:

TinyB chocolates LLC

By ____________________________
Name Andrei Stoica
Title CEO

APPENDIX A

California Labor Code Section 2870. **Application of provision providing that employee shall assign or offer to assign rights in invention to employer.**

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for his employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.